

Mail Stop 7010

May 14, 2008

Waste Industries USA, Inc.
Attention: D. Stephen Grissom, Chief Financial Officer
3301 Benson Drive, Suite 601
Raleigh, NC 27609

Re: Waste Industries USA, Inc.
Amended Schedule 13E-3
Filed May 9, 2008 by the Filing Persons
File No. 005-78051

Revised Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2008
File No. 000-31050

Dear Mr. Grissom:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

Dietrich A. King

cc: Alexander M. Donaldson, Esq. (Via Facsimile 919-781-4865)